SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13e-3 THEREUNDER

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ____ )


                           MARLTON TECHNOLOGIES, INC.
                           --------------------------
                              (Name of the Issuer)


                           MARLTON TECHNOLOGIES, INC.
                           --------------------------
                       (Name of Persons Filing Statement)


                           COMMON STOCK, NO PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   571263102
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

          Alan I. Goldberg, Esq.               Robert B. Murphy, Esq.
          Marlton Technologies, Inc.           Pepper Hamiton LLP
          2828 Charter Road                    600 Fourteenth Street, N.W.
          Philadelphia, PA 19154               Washington, D.C. 20005-2004
          (215) 676 - 6900                     (202) 220-1200
          ----------------------------------------------------------------------
                (Name, Address and Telephone Number of Person(s)
                Authorized to Receive Notices and Communications
                     on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction:

                            Calculation of Filing Fee

                   $1,562,500                     $183.91
            --------------------------------------------------------
               Transaction Valuation*        Amount of Filing Fee


            --------------------------------------------------------


-----------------------------

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11, equals 1/50 of one percent of the value of the securities to be purchased.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:  Schedule 14A

Filing Party:  Marlton Technologies, Inc.

Date Filed:  September 28, 2005


THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.




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                                  INTRODUCTION


                  Marlton Technologies, Inc., a Pennsylvania corporation, ("Marlton" of the "Company") is filing this Rule 13e-3 Transaction Statement on
Schedule 13E-3 (this "Schedule 13E-3") with the Securities and Exchange Commission (the "SEC") under Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 promulgated thereunder. Marlton has scheduled a Special Meeting of Marlton Shareholders (the "Special Meeting") for December 19, 2005 for the purpose of seeking shareholder approval to effect a 1 for 5,000 reverse stock split of the Marlton's Common Stock. Shareholders who own fewer than 5,000 shares on the effective date of the reverse stock split will receive a cash payment in exchange for the cancellation of their shares. Shareholders holding more than 5,000 shares on the effective date will remain Marlton shareholders holding whole shares and will receive cash for any fractional shares.

                  The reverse stock split represents the first step in the Marlton's plan to terminate its public reporting obligations under the Exchange Act. Following the reverse stock split, Marlton will possess fewer than 300 shareholders of record and would consequently be eligible to deregister its Common Stock from under the Exchange Act.

                  Concurrently with the filing of this Schedule 13E-3, Marlton is filing with the SEC a preliminary proxy statement (the "Proxy Statement"), including exhibits, pursuant to Regulation 14A under the Exchange Act, which will notify Marlton shareholders of the Special Meeting.

                  The cross reference below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to amendment and completion. This Schedule 13E-3 will be further amended to reflect such amendment or completion of the Proxy Statement.




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Item 1.           SUMMARY TERM SHEET.

                  The information set forth in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE REVERSE SPLIT" is incorporated herein by reference.

Item 2.           SUBJECT COMPANY INFORMATION.

                  (a) NAME AND ADDRESS.

                  The name of the subject company is Marlton Technologies, Inc. Marlton is a Pennsylvania corporation with its principal executive office located at 2828 Charter Road, Philadelphia, Pennsylvania 19154, telephone number
(215) 676-6900.

                  (b) SECURITIES.

                  The subject class of equity securities is Marlton's Common Stock, without par value. Marlton counted 12,939,696 shares outstanding on September 26, 2005.

                  (c) TRADING MARKET AND PRICE.

                  The information set forth in the section of the Proxy Statement entitled "Market Information for Our Common Stock" is incorporated herein by reference.

                  (d) DIVIDENDS.

                  The information set forth in the section of the Proxy Statement entitled "THE COMPANY - Dividend Policy" is incorporated herein by reference.

                  (e) PRIOR PUBLIC OFFERINGS.

                  Marlton has made no underwritten public offering of the Common Stock for cash during the past three years.

                  (f) PRIOR STOCK PURCHASES.

                  None.

Item 3.           IDENTITY AND BACKGROUND OF FILING PERSONS.

                  (a) NAME AND ADDRESS.

                  Marlton is the filing person and the subject company. Marlton's address and telephone number are provided in Item 2(a) above. Marlton's executive officers and directors are set forth below.


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

                  Executive Officers

                  Robert B. Ginsburg     Chief Executive Officer and President
                  Alan I. Goldberg       General Counsel and Corporate Secretary
                  Stephen P. Rolf        Chief Financial Officer and Treasurer

                  Board of Directors

                  Jeffrey K. Harrow      Chairman of the Board of Directors
                  Scott J. Tarte         Vice Chairman of the Board of Directors
                  A.J. Agarwal           Director
                  Washburn Oberwager     Director
                  Richard Vague          Director

                  The address of each executive officer and director of Marlton is c/o Marlton Technologies, Inc., 2828 Charter Road, Philadelphia, Pennsylvania 19154.

                  (b) BUSINESS AND BACKGROUND OF ENTITIES.

                  Not applicable.

                  (c) BUSINESS AND BACKGROUND OF NATURAL PERSONS.

                  The information set forth in the section of the Proxy Statement entitled "THE COMPANY - Directors and Executive Officers" is incorporated herein by reference.

Item 4.           TERMS OF THE TRANSACTION.

                  (a) MATERIAL TERMS.

                  The information set forth in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET," "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE REVERSE SPLIT" and "SPECIAL FACTORS" is incorporated herein by reference.

                  (c) DIFFERENT TERMS.

The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS - Effects on Shareholders with Fewer Than 5,000 Shares of Common Stock," "SPECIAL FACTORS - Effects on Shareholders with 5,000 or More Shares of Common Stock," "SPECIAL FACTORS - Fairness of the Reverse Split" and "SPECIAL FACTORS - Federal Income Tax Consequences" is incorporated herein by reference.

                  (d) APPRAISAL RIGHTS.

                  The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS -Appraisal and Dissenters' Rights" is incorporated herein by reference.


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                  (e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.

                  The Company has made no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company. The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Split" is incorporated herein by reference.

                  (f) ELIGIBILITY FOR LISTING OR TRADING.

                  The information set forth in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET" and "SPECIAL FACTORS -Disadvantages of the Proposal" is incorporated herein by reference.

Item 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                  (a) TRANSACTIONS.

                  The information set forth in the section of the Proxy Statement entitled "THE COMPANY - Certain Relationships and Related Transactions with Affiliates" is incorporated herein by reference.

                  (b) SIGNIFICANT CORPORATE EVENTS.

                  The information set forth in the section of the Proxy Statement entitled "THE COMPANY - Recent Developments" is incorporated herein by reference.

                  (c) NEGOTIATIONS OR CONTACTS.

                  None.

                  (e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES.

                  The information set forth in the sections of the Proxy Statement entitled "THE COMPANY - Certain Relationships and Related Transactions with Affiliates" and "THE COMPANY - Stockholders' Agreement" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

                  (b) USE OF SECURITIES ACQUIRED.

                  The shares of Common Stock acquired in connection with the reverse stock split will be retired.

                  (c) (1)-(8) PLANS.

                  The information set forth in the sections of the Proxy Statement entitled "PROPOSAL NO.1 - TO EFFECT A REVERSE STOCK SPLIT," and "SPECIAL FACTORS - Purpose and Advantages of the Reverse Split" is incorporated herein by reference.



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Item 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN A GOING-PRIVATE
TRANSACTION.

                  (a) PURPOSES.

                  The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Purpose and Advantages of the Reverse Split" is incorporated herein by reference.

                  (b) ALTERNATIVES.

                  The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Alternatives to the Reverse Split" is incorporated herein by reference.

                  (c) REASONS.

                  The information set forth in the sections of the Proxy Statement entitled "PROPOSAL NO.1 - TO EFFECT A REVERSE STOCK SPLIT" and "SPECIAL FACTORS - Purpose and Advantages of the Reverse Split" is incorporated herein by reference.

                  (d) EFFECTS.

                  The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS - Effects on Shareholders with Fewer Than 5,000 Shares of Common Stock," "SPECIAL FACTORS - Effects on Shareholders with 5,000 or More Shares of Common Stock," and "SPECIAL FACTORS - Federal Income Tax Consequences" is incorporated herein by reference.

Item 8.           FAIRNESS OF THE GOING-PRIVATE TRANSACTION.

                  (a) FAIRNESS.

                  The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Split" is incorporated herein by reference.

                  (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS.

                  The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Stock Split" is incorporated herein by reference.


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                  (c) APPROVAL OF SECURITY HOLDER

                  The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Stock Split" is incorporated herein by reference.

                  (d) UNAFFILIATED REPRESENTATIVE.

                  The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Stock Split" is incorporated herein by reference.

                  (e) APPROVAL OF DIRECTORS.

                  The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Stock Split" and "SPECIAL FACTORS - Recommendation of the Board" is incorporated herein by reference.

                  (f) OTHER OFFERS.

                  None.

Item 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

                  (a) REPORT, OPINION OR APPRAISAL.

                  The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Stock Split" and "SPECIAL FACTORS - Opinion of Mufson Howe Hunter & Partners LLC" is incorporated herein by reference.

                  (b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL.

                  The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Opinion of Mufson Howe Hunter & Partners LLC" is incorporated herein by reference.

                  (c) AVAILABILITY OF DOCUMENTS.

                  The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Opinion of Mufson Howe Hunter & Partners LLC" is incorporated herein by reference.

Item 10.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  (a) SOURCE OF FUNDS.

                  The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Costs of the Transaction and Source of Funds" is incorporated herein by reference.


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                  (b) CONDITIONS.

                  The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Costs of the Transaction and Source of Funds" is incorporated herein by reference.

                  (c) EXPENSES.

                  The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Costs of the Transaction and Source of Funds" is incorporated herein by reference.

                  (d) BORROWED FUNDS.

                  The information set forth in the section of the Proxy Statement entitled "SPECIAL FACTORS - Costs of the Transaction and Source of Funds" is incorporated herein by reference.

Item 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  (a) SECURITIES OWNERSHIP.

                  The information set forth in the section of the Proxy Statement entitled "THE COMPANY - Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

                  (b) SECURITIES TRANSACTIONS.

                  None.

Item 12.          THE SOLICITATION OR RECOMMENDATION.

                  (d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION.

                  The information set forth in the sections of the Proxy Statement entitled "SUMMARY TERM SHEET", "SPECIAL FACTORS - Fairness of the Reverse Stock Split" and "SPECIAL FACTORS - Recommendation of the Board" is incorporated herein by reference.

                  (e) RECOMMENDATIONS OF OTHERS.

                  The information set forth in the sections of the Proxy Statement entitled "SPECIAL FACTORS - Fairness of the Reverse Stock Split" and "SPECIAL FACTORS - Recommendation of the Board" is incorporated herein by reference.


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Item 13. FINANCIAL STATEMENTS.

                  (a) FINANCIAL INFORMATION.

                  The information set forth in the section of the Proxy Statement entitled "THE COMPANY - Financial Statements and Other Information" is incorporated herein by reference.

                  (b) PRO FORMA INFORMATION.

                  Not applicable.

Item 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

                  (a) SOLICITATIONS OR RECOMMENDATIONS.

                  The information set forth in the sections of the Proxy Statement entitled "OTHER MATTERS - Proxy Solicitation" and "SPECIAL FACTORS - Cost of the Transaction and Source of Funds" is incorporated herein by reference.

                  (b) EMPLOYEES AND CORPORATE ASSETS.

                  The information set forth in the sections of the Proxy Statement entitled "OTHER MATTERS - Proxy Solicitation" and "SPECIAL FACTORS - Cost of the Transaction and Source of Funds" is incorporated herein by reference.

Item 15.          ADDITIONAL INFORMATION.

                  (b) OTHER MATERIAL INFORMATION.

                  All of the information set forth in the Proxy Statement and each Exhibit attached thereto is incorporated herein by reference.

Item 16. EXHIBITS.

                  (a) Preliminary Proxy Statement and Form of Proxy for the Special Meeting of Shareholders of Marlton Technologies, Inc*

                  (b)(1) Loan Facility with Bank of America, N.A.**

                     (2) Commitment Letter Signed by Scott Tarte and Jeffrey
                         Harrow attached hereto as Exhibit A.

                  (c) Fairness Opinion of Mufson Howe Hunter & Partners LLC*

                  (d) Stockholders' Agreement***

                  (f) Not Applicable - Appraisal Rights Unavailable

                  (g) None


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                  * Incorporated herein by reference to Marlton's preliminary
Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 27, 2005.

                  ** Incorporated herein by reference to Exhibit 10.40 of Marlton's Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission on March 30, 2005.

                  *** Incorporated herein by reference to Exhibit 10.5 of Marlton's definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 27, 2001.





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                                    SIGNATURE

                  After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 28, 2005

                                            MARLTON TECHNOLOGIES, INC.


                                            By: /s/ JEFFREY HARROW
                                            ------------------------------------
                                            Name: Jeffrey Harrow
                                            Title: Chairman of the Board of
                                            Directors








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                                    EXHIBIT A

           Commitment Letter Signed by Scott Tarte and Jeffrey Harrow








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